Mail Stop 3561

January 31, 2008

By Facsimile and U.S. Mail

Mr. A. D. Frazier
Chairman and Chief Executive Officer
Danka Business Systems PLC
11101 Roosevelt Boulevard
St. Petersburg, Florida 33716

   Re: **Danka Business Systems PLC**
     Form 10-K for the Fiscal Year Ended March 31, 2007
     Forms 10-Q for the Fiscal Quarters Ended June 30, 2007 and
     September 30, 2007
     File No. 0-20828

Dear Mr. Frazier:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Michael Moran
         Accounting Branch Chief